May 17, 2007

VIA EDGAR

Jeffrey Sears
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3561

Re:                               TransDigm Group Incorporated
Registration Statement on Form S-3 (Registration No. 333-142273)

Dear Mr. Sears:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, TransDigm Group Incorporated (the “Registrant”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-3 (as amended to date, the “Registration Statement”) be accelerated to May 21, 2007 at 2:00 p.m. or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•                  the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

TRANSDIGM GROUP INCORPORATED

By:	/s/ GREGORY RUFUS
	Name:	Gregory Rufus
	Title:	Executive Vice President, Chief
Financial Officer and Secretary

cc:	Joseph Foti
Cristopher Greer, Willkie Farr & Gallagher LLP